Exhibit 99.1

COSTAMARE INC.

Consolidated Balance Sheets

As of December 31, 2025 and June 30, 2026

(Expressed in thousands of U.S. dollars)

	December 31, 2025	June 30, 2026
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents (Note 1)	$519,847	$353,777
Restricted cash (Note 1)	8,123	7,025
Accounts receivable, net (Note 4)	11,580	16,107
Inventories (Note 7)	14,121	15,868
Fair value of derivatives (Notes 18 and 19)	5,349	6,170
Insurance claims receivable	7,005	11,369
Due from related parties (Note 4)	-	75
Time charter assumed	74	7
Vessels held for sale (Note 8)	-	45,494
Accrued charter revenue (Note 12)	5,576	5,975
Short-term investments (Note 6)	19,276	19,604
Investment in leaseback vessels (Note 11(b))	55,075	58,100
Prepayments and other assets	44,642	58,533
Total current assets	690,668	598,104
FIXED ASSETS, NET:
Vessels and advances, net (Note 8)	2,738,982	2,973,376
Total fixed assets, net	2,738,982	2,973,376
OTHER NON-CURRENT ASSETS:
Investment in leaseback vessels, non-current (Note 11(b))	309,515	293,222
Accounts receivable, non-current (Note 4)	2,025	1,875
Deferred charges, net (Note 9)	53,792	68,030
Due from related parties, non-current (Note 4)	1,125	1,050
Net investment in sales type lease vessels, non-current (Note 11(c))	11,282	17,045
Restricted cash, non-current (Note 1)	42,307	42,584
Accrued charter revenue, non-current (Note 12)	3,672	3,999
Fair value of derivatives, non-current (Notes 18 and 19)	9,294	9,425
Total non-current assets	433,012	437,230
Total assets	$3,862,662	$4,008,710
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs (Note 10)	$268,131	$231,671
Accounts payable	11,267	26,350
Due to related parties (Note 4)	7,224	9,928
Accrued liabilities	22,620	19,155
Unearned revenue (Note 12)	42,627	50,980
Fair value of derivatives (Notes 18 and 19)	24	185
Other current liabilities	46,675	33,397
Total current liabilities	398,568	371,666
NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs (Note 10)	1,246,707	1,272,751
Fair value of derivatives, non-current portion (Notes 18 and 19)	45	-
Unearned revenue, net of current portion (Note 12)	43,161	36,911
Other non-current liabilities	15,225	35,691
Total non-current liabilities	1,305,138	1,345,353
COMMITMENTS AND CONTINGENCIES (Note 13)	-	-
STOCKHOLDERS’ EQUITY:
Preferred stock (Note 14)	-	-
Common stock (Note 14)	13	13
Treasury stock (Note 14)	(120,095)	(120,095)
Additional paid-in capital	1,333,223	1,338,001
Retained earnings	868,733	993,569
Accumulated other comprehensive income (Notes 18 and 20)	4,320	7,926
Total Costamare Inc. stockholders’ equity	2,086,194	2,219,414
Non-controlling interest (Note 1)	72,762	72,277
Total stockholders’ equity	2,158,956	2,291,691
Total liabilities and stockholders’ equity	$3,862,662	$4,008,710

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Income

For the six-month periods ended June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data)

	For the six-month period ended June 30,
	2025	2026
REVENUES:
Voyage revenue	$428,078	$402,311
Income from investments in leaseback vessels	12,682	17,932
Total revenues	$440,760	$420,243
EXPENSES:
Voyage expenses	(23,383)	(30,859)
Voyage expenses-related parties (Note 4)	(5,819)	(5,032)
Vessels’ operating expenses	(79,171)	(84,089)
General and administrative expenses	(5,781)	(6,842)
General and administrative expenses – related parties (Note 4)	(4,294)	(6,085)
Management fees-related parties (Note 4)	(14,178)	(14,784)
Amortization of dry-docking and special survey costs (Note 9)	(9,530)	(11,108)
Depreciation (Notes 8, 11 and 20)	(63,492)	(65,414)
Foreign exchange gains /(losses)	2,571	(976)
Operating income	237,683	195,054
OTHER INCOME / (EXPENSES):
Interest income	11,779	6,652
Interest and finance costs (Note 16)	(45,210)	(36,509)
Other, net	27	278
Gain on derivative instruments, net (Note 18)	13,767	326
Total other expenses, net	(19,637)	(29,253)
Net income from continuing operations	$218,046	$165,801
Net Loss from discontinued operations (Note 3)	(27,547)	-
Net income	$190,499	$165,801
Net income attributable to the non-controlling interest (Note 15)	(1,677)	(2,752)
Net income attributable to Costamare Inc.	$188,822	$163,049
Earnings allocated to Preferred Stock (Note 15)	(10,402)	(10,402)
Net income available to Common Stockholders	$178,420	$152,647
Earnings per common share, basic and diluted - Total (Note 15)	$1.49	$1.27
Earnings per common share, basic and diluted – Continuing operations (Note 15)	$1.71	$1.27
Losses per common share, basic and diluted – Discontinued operations (Note 15)	$(0.23)	$-
Weighted average number of shares, basic and diluted (Note 15)	120,039,623	120,666,982

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Comprehensive Income

For the six-month periods ended June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars)

	For the six-month period ended June 30,
	2025	2026
Net income from continuing operations	$218,046	$165,801
Net Loss from discontinued operations (Note 3)	(27,547)	-
Net income for the period	$190,499	$165,801
Other comprehensive income / (loss):
Unrealized income / (loss) on cash flow hedges, net (Notes 18 and 20)	(12,032)	1,597
Reclassification of amount excluded from the interest rate caps assessment of effectiveness based on an amortization approach to Interest and finance costs (Notes 16, 18 and 20)	2,029	2,012
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation (Notes 18 and 20)	31	31
Other comprehensive income / (loss) for the period	$(9,972)	$3,640
Other comprehensive (income) / loss attributable to the non-controlling interest (Note 20)	102	(34)
Other comprehensive income / (loss) attributable to Costamare Inc.	$(9,870)	$3,606

Total comprehensive income for the period	$180,527	$169,441

Total comprehensive income attributable to the non-controlling interest	(1,575)	(2,786)
Total comprehensive income for the period attributable to Costamare Inc.	$178,952	$166,655

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Stockholders’ Equity

For the six-month periods ended June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars, except share and per share data)

	Preferred Stock (Series F)		Preferred Stock (Series D)		Preferred Stock (Series C)		Preferred Stock (Series B)		Common Stock		Treasury Stock
	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Par value	# of shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Costamare Inc.	Non-controlling interest	Total
BALANCE, January 1, 2025	-	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	130,958,943	$13	(11,004,510)	$(120,095)	$1,336,646	$17,345	$1,279,605	$2,513,514	$57,545	$2,571,059
- Net income (1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	188,822	188,822	1,890	190,712
- Issuance of subsidiary shares to non-controlling interest (Note 1 and 11(b))	-	-	-	-	-	-	-	-	-	-	-	-	(7,438)	-	-	(7,438)	13,548	6,110
- Change in non-controlling interest of the subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	(2,666)	-	-	(2,666)	-	(2,666)
- Distribution to shareholders (Note 1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(699,239)	(699,239)	-	(699,239)
- Issuance of common stock (Notes 4 and 14)	-	-	-	-	-	-	-	-	314,891	-	-	-	2,993	-	-	2,993	-	2,993
- Dividends to non-controlling shareholders of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,809)	(1,809)
- Dividends – Common stock (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(27,608)	(27,608)	-	(27,608)
- Dividends – Preferred stock (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,460)	(10,460)	-	(10,460)
- Other comprehensive loss (Note 18 and 20)	-	-	-	-	-	-	-	-	-	-	-	-	-	(9,870)	-	(9,870)	(102)	(9,972)
BALANCE, June 30, 2025	-	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	131,273,834	$13	(11,004,510)	$(120,095)	$1,329,535	$7,475	$731,120	$1,948,048	$71,072	$2,019,120

BALANCE, January 1, 2026	1,200	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	131,588,439	$13	(11,004,510)	$(120,095)	$1,333,223	$4,320	$868,733	$2,086,194	$72,762	$2,158,956
- Net income (1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	163,049	163,049	2,752	165,801
- Issuance of common stock (Notes 4 and 14)	-	-	-	-	-	-	-	-	308,678	-	-	-	4,778	-	-	4,778	-	4,778
- Dividends to non-controlling shareholders of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,271)	(3,271)
- Dividends – Common stock (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(27,753)	(27,753)	-	(27,753)
- Dividends – Preferred stock (Note 14)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,460)	(10,460)	-	(10,460)
- Other comprehensive income (Notes 18 and 20)	-	-	-	-	-	-	-	-	-	-	-	-	-	3,606	-	3,606	34	3,640
BALANCE, June 30, 2026	1,200	$-	3,986,542	$-	3,973,135	$-	1,970,649	$-	131,897,117	$13	(11,004,510)	$(120,095)	$1,338,001	$7,926	$993,569	$2,219,414	$72,277	$2,291,691

(1)

Net income excludes net income of $213 and nil, for the six-month periods ended June 30, 2025 and 2026 respectively, attributable to redeemable non-controlling interest classified outside of permanent equity.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.

Unaudited Consolidated Statements of Cash Flows

For the six-month periods ended June 30, 2025 and 2026

(Expressed in thousands of U.S. dollars)

	For the six-month period ended June 30,
	2025	2026
Cash Flows From Operating Activities of Continuing Operations:
Net income:	$190,499	$165,801
Less: Net loss from discontinued operations	27,547	-
Net income from continuing operations	218,046	165,801
Adjustments to reconcile net income from Continuing operations to net cash provided by operating activities:
Depreciation	63,492	65,414
Amortization and write-off of financing costs	2,020	1,706
Amortization of deferred dry-docking and special survey costs	9,530	11,108
Amortization of assumed time charter	33	67
Amortization of deferred revenue	-	(6,545)
Amortization of hedge effectiveness excluded component from cash flow hedges	2,029	2,012
Equity based payments	2,835	4,626
Increase in short-term investments	(392)	(322)
(Gain) / loss on derivative instruments, net	(13,767)	657
Changes in operating assets and liabilities of continuing operations:
Accounts receivable	686	(4,377)
Due from related parties	(6,885)	-
Inventories	(976)	(1,747)
Insurance claims receivable	(541)	(4,644)
Prepayments and other	(3,779)	(5,290)
Accounts payable	2,661	15,083
Due to related parties	3,840	2,704
Accrued liabilities	(2,986)	(3,341)
Unearned revenue	(1,206)	3,861
Other liabilities	3,437	(2,896)
Dry-dockings	(5,699)	(26,089)
Accrued charter revenue	10,817	(3,601)
Net Cash provided by Operating Activities from Continuing Operations	283,195	214,187
Cash Flows From Investing Activities of Continuing Operations:
Payments to acquire short-term investments	(18,591)	(38,967)
Settlements of short-term investments	18,591	38,961
Proceeds from the settlement of insurance claims	1,027	280
Acquisition of non-controlling interest in subsidiary	(857)	(870)
Issuance of investments in leaseback vessels	(138,546)	(100,291)
Capital collections from vessels’ leaseback arrangements	37,532	117,802
Vessel acquisitions and advances/Additions to vessel cost	(6,995)	(344,323)
Net Cash used in Investing Activities from Continuing Operations	(107,839)	(327,408)
Cash Flows From Financing Activities of Continuing Operations:
Proceeds from long-term debt and finance leases	55,147	295,603
Repayment of long-term debt and finance leases	(310,858)	(306,557)
Payment of financing costs	(455)	(1,373)
Capital contribution from non-controlling interest to subsidiary	6,110	-
Cash contribution to spun-off entities	(100,000)	-
Dividends paid	(39,723)	(41,343)
Net Cash used in Financing Activities from Continuing Operations	(389,779)	(53,670)

Cash flows of discontinued operations:
Net cash provided by Operating Activities from discontinued operations	7,407	-
Net cash provided by Investing Activities from discontinued operations	9,995	-
Net cash used in Financing Activities from discontinued operations	(75,333)	-
Net cash used in discontinued operations	(57,931)	-
Net decrease in cash, cash equivalents and restricted cash	(272,354)	(166,891)
Cash, cash equivalents and restricted cash at beginning of the period	777,936	570,277
Cash, cash equivalents and restricted cash at end of the period	$505,582	$403,386
Supplemental Cash Information:
Cash paid during the period for interest, net of capitalized interest	$49,311	$38,656
Non-Cash Investing and Financing Activities:
Dividend reinvested in common stock of the Company	$159	$151

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Costamare Inc. (“Costamare”) and its wholly-owned and majority-owned or controlled subsidiaries (collectively, the “Company”). Costamare is organized under the laws of the Republic of the Marshall Islands.

On November 4, 2010, Costamare completed its initial public offering (“Initial Public Offering”) in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”). During the six-month period ended June 30, 2026, the Company issued 299,200 shares to Costamare Shipping Services Ltd. (“Costamare Services”) (Note 4). On July 6, 2016, the Company implemented a dividend reinvestment plan (the “Plan”) (Note 14). As of June 30, 2026, under the Plan, the Company has issued to its common stockholders 21,832,502 shares, in aggregate. As of June 30, 2026, the aggregate outstanding share capital was 120,892,607 common shares. As of June 30, 2026, members of the Konstantakopoulos Family owned, directly or indirectly, approximately 62.1% of the outstanding common shares, in the aggregate.

During the fourth quarter of 2022, the Company established a dry bulk operating platform under Costamare Bulkers Inc. (“CBI”), which was a majority-owned subsidiary of Costamare organized in the Republic of the Marshall Islands. CBI charters-in and charters-out dry bulk vessels, enters into contracts of affreightment and forward freight agreements (“FFAs”) and may also utilize hedging solutions.

Neptune Maritime Leasing Limited (“NML”) was established in 2021 to acquire, own and bareboat charter-out vessels through its wholly-owned subsidiaries. In March 2023, the Company entered into an agreement with NML pursuant to which it agreed to invest in NML’s ship sale and leaseback business up to $200,000 in exchange for up to 40% of its ordinary shares and up to 79.05% of its preferred shares. In addition, the Company received a special ordinary share in NML which carries 75% of the voting rights of the ordinary shares providing control over NML. On January 26, 2026, the Company entered into a second amended and restated subscription and shareholders’ agreement with NML, whereby it agreed to increase its investment commitment to $247,809.

On April 17, 2025, the board of directors of Costamare approved the spin-off of its dry bulk business into a standalone public company, Costamare Bulkers Holdings Limited (“Costamare Bulkers”), a company organized under the laws of the Republic of the Marshall Islands, by way of a pro rata distribution of Costamare Bulkers shares to Costamare shareholders (the “Spin-Off”). In connection with the Spin-Off, the Company undertook a series of transactions and entered into various agreements effecting the separation of its dry bulk business (including its existing dry-bulk owned fleet) as provided in the Separation and Distribution Agreement, which governs the relationship between the Company and Costamare Bulkers and allocates between the two companies various assets, liabilities and obligations. The Company had previously contributed to Costamare Bulkers the shares of 67 wholly-owned companies, out of which 38 companies owned dry bulk vessels, 17 companies had previously owned and sold or had agreed to sell their dry bulk vessels and 12 companies were to be used for future dry bulk vessel acquisitions.

On May 6, 2025, Costamare completed the Spin-Off of Costamare Bulkers and distributed to Costamare shareholders of record on April 29, 2025, on a pro rata basis, one common share of Costamare Bulkers for every five Costamare common shares (24,022,218 Costamare Bulkers shares were distributed to the Costamare shareholders). On the same day, Costamare Bulkers acquired the shares of CBI from Costamare and a minority shareholder. The shares of Costamare Bulkers began “regular way” trading separately from the Company shares on the NYSE on May 7, 2025. The distribution of Costamare Bulkers shares to the shareholders of the Company was recorded at the carrying amount of Costamare Bulkers’ net assets of $699,239 as of May 6, 2025. Pursuant to the Separation and Distribution Agreement, Costamare also contributed $100,000 in cash to Costamare Bulkers, prepaid $150,225 in bank loans associated with the Costamare Bulkers business and settled or extinguished all intercompany balances between Costamare and Costamare Bulkers.

Results of operations, cash flows, assets and liabilities that were part of the entities spun off are reported as discontinued operations for all periods presented (Note 3).

As of June 30, 2026 and December 31, 2025, the Company owned and/or operated a fleet of 69 container vessels with a total carrying capacity of approximately 519,530 twenty-foot equivalent units (“TEU”) through wholly-owned subsidiaries. The Company provides worldwide marine transportation services by chartering its container vessels to some of the world’s leading liner operators.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

As of June 30, 2026, Costamare had 95 wholly-owned subsidiaries incorporated in the Republic of Liberia and 15 incorporated in the Republic of the Marshall Islands. In addition, as of June 30, 2026, Costamare controlled one company incorporated under the laws of Jersey, which had 52 subsidiaries incorporated in the Republic of the Marshall Islands and eight incorporated in the Republic of Liberia.

Revenues for the six-month periods ended June 30, 2025 and 2026, derived from significant charterers individually accounting for 10% or more of revenues (in percentages of total revenues) were as follows:

	2025	2026
A	15%	6%
B	16%	16%
C	24%	37%
D	10%	10%
E	8%	12%
Total	73%	81%

The reconciliation of the cash, cash equivalents and restricted cash at the end of the six-month periods ended June 30, 2025 and 2026 is presented in the table below:

	2025	2026
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$442,703	$353,777
Restricted cash – current portion	20,523	7,025
Restricted cash – non-current portion	42,356	42,584
Total cash, cash equivalents and restricted cash	$505,582	$403,386

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 4, 2026.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s annual consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2026, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2026.

2. Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company’s significant accounting policies can be found in Note 2 of the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2025. There have been no material changes to these policies in the six-month period ended June 30, 2026, except for as discussed below:

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

Recent Accounting Pronouncements

In May 2026, the FASB issued ASU 2026-02, “Environmental Credits and Environmental Credit Obligations” (Topic 818). This guidance establishes recognition, measurement, presentation and disclosure requirements for all entities that generate, purchase, or receive environmental credits or have a regulatory compliance obligation that may be settled with environmental credits. This guidance is required to be adopted by the Company in the first quarter of 2028 on a retrospective basis. The Company is evaluating the impact this guidance may have on the consolidated financial statements.

3. Discontinued Operations:

The Company’s discontinued operations relate to the operations of its dry bulk-related businesses, which formerly comprised the Company’s CBI and dry bulk segments. Following completion of the Spin-Off on May 6, 2025, the Company has no continuing involvement in the dry bulk-related businesses as of such date (Note 1).

The components of the loss from discontinued operations for the period from January 1, 2025 to May 6, 2025 in the unaudited consolidated statements of income consisted of the following:

For the period from January 1, 2025 to May 6, 2025
REVENUES:
Voyage revenue	$239,719
Voyage revenue – related parties	87,683
Total voyage revenue	327,402
EXPENSES:
Voyage expenses	(107,383)
Charter-in hire expenses	(166,506)
Voyage expenses-related parties	(3,765)
Vessels’ operating expenses	(27,165)
General and administrative expenses	(8,950)
Management and agency fees-related parties	(10,760)
Amortization of dry-docking and special survey costs	(2,337)
Depreciation	(14,044)
Loss on sale of vessels, net	(4,669)
Loss on vessel held for sale	(1,579)
Vessel impairment loss	(179)
Foreign exchange gains	219
Operating loss	(19,716)
OTHER INCOME / (EXPENSES):
Interest income	239
Interest and finance costs	(7,313)
Other, net	(47)
Loss on derivative instruments, net	(710)
Total other expenses, net	(7,831)
Net loss from discontinued operations	$(27,547)

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

4. Transactions with Related Parties:

(a) Costamare Shipping Company S.A. (“Costamare Shipping”) and Costamare Shipping Services Ltd. (“Costamare Services”): Costamare Shipping is a ship management company controlled by the Chairman and Chief Executive Officer of the Company, Konstantinos Konstantakopoulos. Costamare Shipping provides the Company with commercial, technical and other management services pursuant to a Framework Agreement dated November 2, 2015 as most recently amended and restated on May 6, 2025 (the “Framework Agreement”), and separate ship management agreements with the relevant vessel owning subsidiaries. Costamare Services, a company controlled by the Company’s Chairman and Chief Executive Officer and a member of his family, provides, pursuant to a Services Agreement dated November 2, 2015 as most recently amended and restated on May 6, 2025 (the “Services Agreement”), the Company’s vessel-owning subsidiaries with chartering, sale and purchase, insurance and certain representation and administrative services. Costamare Shipping and Costamare Services are not part of the consolidated group of the Company.

Pursuant to the Framework Agreement and the Services Agreement, Costamare Shipping and Costamare Services received (i) for each vessel a daily fee of $1.020 and $0.510 for any vessel subject to a bareboat charter, prorated for the calendar days the Company owned each vessel and for the three-month period following the date of the sale of a vessel, (ii) a flat fee of $840 for the supervision of the construction of any newbuild vessel contracted by the Company, (iii) a fee of 1.25% on all gross freight, demurrage, charter hire, ballast bonus or other income earned with respect to each vessel in the Company’s fleet and (iv) a quarterly fee of $667 plus the value of 149,600 shares which Costamare Services may elect to receive in kind. Fees under (i) and (ii) and the quarterly fee under (iv) are annually adjusted upwards to reflect any strengthening of the Euro against the U.S. dollar and/or material unforeseen cost increases.

The Company may terminate the Framework Agreement and the Services Agreement, subject to a termination fee, by providing written notice to Costamare Shipping or Costamare Services, as applicable, at least 12 months before the end of the subsequent one-year term. The termination fee is equal to the number of full years remaining prior to December 31, 2035, times the aggregate fees due and payable to Costamare Shipping or Costamare Services, as applicable, during the 12-month period ending on the date of termination (without taking into account any reduction in fees under the Framework Agreement to reflect that certain obligations have been delegated to a sub-manager); provided that the termination fee will always be at least two times the aggregate fees over the 12-month period described above.

Management fees charged by Costamare Shipping in the six-month periods ended June 30, 2025 and 2026, amounted to $10,925 and $11,106, respectively, and are included in Management fees-related parties in the accompanying consolidated statements of income. The amounts received by Costamare Shipping include amounts paid to third-party managers of $2,787 and $2,904 for the six-month periods ended June 30, 2025 and 2026, respectively. In addition, for the six-month period ended June 30, 2026, (i) Costamare Shipping and Costamare Services charged $4,622 ($5,123 for the six-month period ended June 30, 2025), representing a fee of 1.25% on all gross revenues, as provided in the Framework Agreement and the Services Agreement, as applicable, which is included in Voyage expenses-related parties in the accompanying consolidated statements of income, (ii) Costamare Services charged $1,333 which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income ($1,333 for the six-month period ended June 30, 2025), (iii) Costamare Services charged $4,626, representing the fair value of 299,200 shares, which is included in General and administrative expenses – related parties in the accompanying consolidated statements of income for the six-month period ended June 30, 2026 ($2,835 for the six-month period ended June 30, 2025) and (iv) Costamare Shipping has charged $9,240 in supervision fees for 22 newbuild vessels, which are included in Vessels and advances, net in the accompanying 2026 consolidated balance sheet. Furthermore, in accordance with the management agreements with third-party managers, third-party managers have been provided with the amount of $75 or $50 per vessel as working capital security. As of December 31, 2025, the working capital security to third-party managers was $2,025 in aggregate, which is included in Accounts receivable, non-current in the accompanying 2025 consolidated balance sheet. As of June 30, 2026, the working capital security to third-party managers was $2,025 in aggregate, out of which $150 are included in “Accounts receivable, net” and $1,875 are included in “Accounts receivable, non-current” in the accompanying 2026 consolidated balance sheet.

The balance due to Costamare Shipping at December 31, 2025 and June 30, 2026 amounted to $2,513 and $3,191, respectively and is included in Due to related parties in the accompanying consolidated balance sheets. The balance due to Costamare Services at December 31, 2025 and June 30, 2026, amounted to $387 and $302 and is included in Due to related parties in the accompanying consolidated balance sheets.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(b) Blue Net Chartering GmbH & Co. KG (“BNC”) and Blue Net Asia Pte., Ltd. (“BNA”): On January 1, 2018, Costamare Shipping appointed, on behalf of the vessels it manages, BNC, a company 50% (indirectly) owned by the Company’s Chairman and Chief Executive Officer, to provide charter brokerage services to all container vessels under its management (including container vessels owned by the Company). BNC provides exclusive charter brokerage services to containership owners. Under the charter brokerage services agreement as amended, each container vessel-owning subsidiary paid a fee of €9,413 for the year ended December 31, 2025 and the six-month period ended June 30, 2026, in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement), provided that in respect of container vessels which remain chartered under the same charter party agreement in effect on January 1, 2018, the fee was €1,281 for the year ended December 31, 2025 and the six-month period ended June 30, 2026 in respect of each vessel, prorated for the calendar days of ownership (including as disponent owner under a bareboat charter agreement). On March 29, 2021, four of the Company’s container vessels agreed to pay a daily brokerage commission of $0.165 per day to BNC in connection with charters arranged by it. During the six-month periods ended June 30, 2025 and 2026, BNC charged the ship-owning companies $356 and $410, respectively, which are included in Voyage expenses – related parties in the accompanying consolidated statements of income. In addition, on March 31, 2020, Costamare Shipping agreed, on behalf of five of the container vessels it manages, to pay to BNA, a company 50% owned by the Company’s Chairman and Chief Executive Officer, a commission of 1.25% of the gross daily hire earned from the charters arranged by BNA for these five Company container vessels. The last of these charters was terminated in November 2025 and there were no further outstanding balances with respect to such commissions as of December 31, 2025. During the six-month periods ended June 30, 2025 and 2026, BNA charged the ship-owning companies $340 and $nil which are included in Voyage expenses – related parties in the accompanying consolidated statements of income.

(c) Neptune Global Finance Ltd. (“NGF”): Since March 2023, the Company’s Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos owns 51% of NGF, a company incorporated under the laws of Jersey which provides among other services administrative and strategic services to NML. NGF receives a fee of 1.5% on the contributed capital invested in NML and a fee of 0.8% on the committed capital to be invested in NML. The remaining 49% of NGF is owned by the Managing Director and member of the Board of Directors of NML. During the six-month periods ended June 30, 2025 and 2026, NGF charged an amount of $1,624 and $2,045 as management fees, respectively, which are included in Management fees-related parties in the accompanying consolidated statements of income. The balance due to NGF at December 31, 2025 and June 30, 2026 amounted to $935 and $1,047, respectively and is included in Due to related parties in the accompanying consolidated balance sheets.

(d) NML: As of December 31, 2025 and June 30, 2026, an amount of $850 and $840, representing the fourth quarter of 2025 coupon and the second quarter of 2026 coupon payable to the minority interest, respectively, and is included in Due to related parties in the accompanying consolidated balance sheets.

(e) Codrus capital AG (“Codrus”): In March 2023, the Company entered into an agreement with Codrus, a company incorporated under the laws of Canton Zug, Switzerland, for the provision of financial and strategic advice to the Company, for an annual fee of $250. Codrus is controlled by the Managing Director and member of the Board of Directors of NML. There was no balance due from/to Codrus as of December 31, 2025 and June 30, 2026.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(f) Navilands Container Management Ltd. (‘‘Navilands’’) and Navilands Maritime Services Ltd. (“Navilands Maritime”): Navilands and Navilands Maritime are controlled by the Company’s Chairman and Chief Executive Officer and a non-independent board member of the Company is a minority shareholder. Certain of the Company’s vessel-owning subsidiaries have appointed Navilands to provide their vessels, together with Costamare Shipping, with technical, crewing, commercial, provisioning, bunkering, sale and purchase, accounting and insurance services pursuant to separate ship management or crew management agreements. Navilands charged an aggregate of $1,629 and $1,633 in management fees for the six-month periods ended June 30, 2025 and 2026, respectively, which are included in Management fees-related parties in the accompanying consolidated statements of income. Furthermore, in accordance with the ship-management agreements with Navilands, Navilands has been provided with the amount of $75 per vessel as working capital security. As of December 31, 2025, the working capital security paid by the Company to Navilands was $1,125, and is included in Due from related parties, non-current in the accompanying consolidated balance sheet. As of June 30, 2026, the working capital security paid by the Company to Navilands was $1,125, out of which $75 is included in Due from related parties and $1,050 is included in Due from related parties, non-current in the accompanying consolidated balance sheet. The balance due to Navilands as of December 31, 2025 and June 30, 2026, amounted to $2,539 and $4,548, respectively and is included in Due to related parties in the accompanying consolidated balance sheets. Starting in January 2026, the vessel-owning subsidiaries have appointed Navilands Maritime to provide purchasing services and support services in relation to vessel maintenance, repairs and dry-docking as requested. During the six-month period ended June 30, 2026, Navilands Maritime charged the Company with $41 subscription fees for the services provided during that period, which are included in Vessels’ operating expenses in the accompanying 2026 statement of income.

(g) Payment undertaking to and Intercreditor agreement with Costamare Bulkers’ subsidiaries: NML has acquired from third parties (the “Buyers”), by way of a five-year sale and leaseback transaction, four handysize bulkers that were sold by certain of Costamare Bulkers’ subsidiaries (the “Sellers”) to the Buyers. The amount of $4,500 of the aggregate sale price has been deferred, which amount is due and payable by the Buyers to NML upon the termination of the lease financing (the “Backend Fee”). NML has agreed to pay to the Sellers any amount of the Backend Fee received from the Buyers and to enter into an intercreditor agreement with the Sellers whereby the Sellers have agreed to subordinate their claims to those of NML in connection with the lease financing.

(h) Financing by NML: NML has agreed to acquire eight newbuilding platform supply vessels ordered by a joint venture in which the Company’s Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos, and a member of his family each hold an equity interest of approximately 17%. NML agreed to acquire the eight newbuilding vessels from the joint venture company, as guarantor, and the relevant subsidiaries of the joint venture company ,as sellers, by means of five-year sale and leaseback transactions whereby the vessels will be chartered back to the sellers under bareboat charter agreements upon delivery of each vessel from the builder to the relevant seller. As of June 30, 2026, NML has advanced an aggregate amount of $3,960, net of loan origination fees, to the relevant sellers to be used by such sellers towards the payment of installments owed to the builder with respect to the relevant vessels under construction.

5. Segmental Financial Information

Following the Spin-Off described in Note 1, the Company now reports two reportable segments. Prior to the Spin-Off, there were four reportable segments; however, the dry bulk and CBI segments were spun off, and the comparative information has been recast accordingly. The Company has identified the Chairman and Chief Executive Officer as the chief operating decision maker (“CODM”) in accordance with ASC 280, Segment Reporting. The CODM is responsible for assessing performance, allocating resources, and making strategic decisions across the Company’s business segments. The Company’s reportable segments from which it derives its revenues: (1) container vessels segment and (2) investment in leaseback vessels through NML (Notes 1 and 11) (the “NML segment”). The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different services. The container vessel segment consists of transportation of containerized products through ownership and operation of container vessels. Under the NML segment, NML acquires and bareboat charters out the acquired vessels to the respective seller-lessees of the vessels, who have the obligation to purchase the vessel at the end of the bareboat agreement and the right to purchase the vessel prior to the end of the bareboat agreement at a pre-agreed price.

The tables below present information about the Company’s reportable segments as of December 31, 2025 and June 30, 2026, and for six-month periods ended June 30, 2025 and 2026. The CODM uses segment profit/(loss) to assess performance and allocate resources (including financial or capital resources) to each segment, primarily through segment performance reviews. Such resources allocation relies not only upon the reported segments’ results but also on CODM’s view and estimates as to the future prospects of each segment. Items included in the segment’s profit/(loss) are allocated to each segment to the extent that the items are directly or indirectly attributable to them. With regards to the items that are allocated by indirect calculation, their allocation keys are defined on the basis of each segment’s drawing on key resources. Summarized financial information concerning each of the Company’s reportable segments is as follows:

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

For the six-month period ended June 30, 2026
	Container vessels segment	NML	Total
Voyage revenue	$402,311	$-	$402,311
Income from investments in leaseback vessels	-	17,932	17,932
Total revenues	$402,311	$17,932	$420,243

Less (1):
Voyage expenses	(30,859)	-
Voyage expenses-related parties	(5,032)	-
Vessels’ operating expenses	(84,089)	-
Interest and finance costs	(31,157)	(5,352)
Other segment items (2)	(76,522)	-
Segment profit	$174,652	$12,580	$187,232

Reconciliation of segment profit or loss:
General and administrative expenses			(6,842)
General and administrative expenses – related parties			(6,085)
Management fees-related parties			(14,784)
Foreign exchange losses			(976)
Interest income			6,652
Other, net			278
Gain on derivative instruments, net			326
Net income from continuing operations			$165,801

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

For the six-month period ended June 30, 2025
	Container vessels segment	NML	Total
Voyage revenue	$428,078	$-	$428,078
Income from investments in leaseback vessels	-	12,682	12,682
Total revenues	$428,078	$12,682	$440,760

Less (1):
Voyage expenses	(23,383)	-
Voyage expenses-related parties	(5,819)	-
Vessels’ operating expenses	(79,171)	-
Interest and finance costs	(39,727)	(5,483)
Other segment items (2)	(73,022)	-
Segment profit	$206,956	$7,199	$214,155

Reconciliation of segment profit or loss:
General and administrative expenses			(5,781)
General and administrative expenses – related parties			(4,294)
Management fees-related parties			(14,178)
Foreign exchange gains			2,571
Interest income			11,779
Other, net			27
Gain on derivative instruments, net			13,767
Net income from continuing operations			$218,046

(1)	The significant expense categories and amounts align with the segment-level information that is regularly provided to the CODM.
(2)	Other segment items for the Container vessels segment include depreciation expense of the vessels and amortization of dry-docking and special survey costs.

As of June 30, 2026
	Container vessels segment	NML	Total assets
Total Assets	$3,589,602	$419,108	$4,008,710

As of December 31, 2025
	Container vessels segment	NML	Total assets
Total Assets	$3,416,122	$446,540	$3,862,662

6. Short-term investments:

As of June 30, 2026, the Company held one zero-coupon U.S. treasury bill (the “Bill”) with a face value of $19,928 at a cost of $19,567. As of December 31, 2025, the Company held one zero-coupon Bill with a face value of $19,394 at a cost of $19,226.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

7. Inventories:

Inventories in the accompanying consolidated balance sheets relate to bunkers, lubricants and spare parts on board the vessels.

8. Vessels and advances, net:

The amounts in the accompanying consolidated balance sheets are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2026	$4,159,475	$(1,420,493)	$2,738,982
Depreciation	-	(65,383)	(65,383)
Vessels’ acquisitions, advances and other vessels’ costs	344,528	-	344,528
Vessels sales, transfers and other movements	(71,267)	26,516	(44,751)
Balance, June 30, 2026	$4,432,736	$(1,459,360)	$2,973,376

During the six-month period ended June 30, 2026, the Company, through four wholly-owned subsidiaries, contracted with a shipyard for the construction and purchase of four newbuild container vessels, each of approximately 3,100 TEU capacity (Note 13(b)). The four newbuild vessels are expected to be delivered between the third quarter of 2027 and the third quarter of 2028, whereupon they will each commence time charters with their respective charterers. In March 2026, the Company entered into financing agreements with a financial institution for the four newbuild container vessels (Note 10.B.3).

Furthermore, during the six-month period ended June 30, 2026, the Company, through six wholly-owned subsidiaries, contracted with a shipyard for the construction and purchase of six newbuild container vessels, each of approximately 9,200 TEU capacity (Note 13(b)). Deliveries of the six newbuild vessels are expected between the third quarter of 2028 and the second quarter of 2029 and the Company entered into long-term time charter agreements for the employment of each of the vessels immediately upon delivery from the shipyard. Additionally, during the same period, the Company, through six wholly-owned subsidiaries, contracted with a shipyard for the construction and purchase of six newbuild container vessels, each of approximately 9,200 TEU capacity (Note 13(b)). Deliveries of the six newbuild vessels are expected between the second quarter of 2029 and the second quarter of 2030 and the Company entered into long-term time charter agreements for the employment of each of the vessels immediately upon delivery from the shipyard. In April 2026, the Company, through the 12 wholly-owned subsidiaries, entered into 12 pre- and post-delivery financing agreements for the aforementioned newbuild containerships discussed above (Notes 10.B.4 and 10.B.5).

During the six-month period ended June 30, 2026, the Company agreed to acquire two 2001-built, 5,610 TEU second-hand container vessels. The vessels are expected to be delivered during the fourth quarter of 2026. As of June 30, 2026, an amount of $7,200, in the aggregate, has been provided as advance payment for the two vessels and is included in Vessels and advances, net in the accompanying 2026 balance sheet.

During the year ended December 31, 2025, the Company prepaid the outstanding balance of Sykes Maritime Co. finance lease liabilities (Note 11 (a)) and re-acquired the 2018-built, 3,800 TEU container vessel Polar Brasil.

In addition, during the year ended December 31, 2025, the Company: (i) entered into a memorandum of agreement with an unrelated third party to acquire the 2006-built, 6,541 TEU capacity container vessel Maersk Puelo. Concurrently, the Company entered into a time charter agreement with the same third party to charter the vessel back for a period ranging from a minimum of 13 months to a maximum of 72 months, at the charterer’s option. On the basis that the fair value of the vessel on a charter-free basis exceeded the purchase price, the Company concluded that the purchase price should be adjusted to reflect the off-market terms of the leaseback by recognizing a deferred rent liability of $46,500. This deferred rent is recognized as lease income on a straight-line basis over the estimated lease term (Note 12(b)), (ii) entered into newbuilding contracts with a shipyard for the construction of six newbuild container vessels, each with approximately 3,100 TEU capacity (Note 13(b)). The six newbuild vessels are expected to be delivered between the second quarter of 2027 and the fourth quarter of 2027, whereupon they will each commence an eight-year time charter with their respective charterers. During the year ended December 31, 2025, in connection with the (i) and (ii) above the Company paid the amount of $55,848, in the aggregate.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

On June 8, 2026, the Company decided to make arrangements to sell the container vessels Porto Kagio and Porto Germeno. At this date, the Company concluded that both vessels met the criteria to be classified as “held for sale” under the relevant accounting standard, ASC 360-10-45-9, and that each vessel’s fair value less cost to sell exceeded each vessel’s carrying value. As of June 30, 2026, an amount of $45,494, representing the aggregate carrying value of Porto Kagio and Porto Germeno at the time that held for sale criteria were met, is separately reflected as Vessels held for sale in the June 30, 2026 consolidated balance sheet. Both vessels are expected to be delivered to their new owners by the end of the first quarter of 2027.

During the six-month periods ended June 30, 2025 and 2026, the Company did not record any impairment loss in relation to its vessels.

As of June 30, 2026, 57 of the Company’s vessels, with a total carrying value of $2,301,599, have been provided as collateral to secure the long-term debt discussed in Note 10. This excludes the vessels YM Totality, YM Target and YM Tiptop, and nine unencumbered vessels.

9. Deferred Charges, net:

Deferred charges, net include the unamortized dry-docking and special survey costs. The amounts in the accompanying consolidated balance sheets are as follows:

Balance, January 1 2026	$53,792
Additions	26,089
Amortization	(11,108)
Write-off and other movements (Note 8)	(743)
Balance, June 30, 2026	$68,030

During the six-month period ended June 30, 2026, 13 vessels underwent and completed their special surveys, and two vessels were in the process of completing their special surveys. During the six-month period ended June 30, 2025, four vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. The amortization of the dry-docking and special survey costs is separately reflected in the accompanying consolidated statements of income.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

10. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets consist of the following:

		Borrower(s)	December 31, 2025	June 30, 2026
A.		Term Loans:
	1	Ainsley Maritime Co. and Ambrose Maritime Co.	$99,107	$93,750
	2	Hyde Maritime Co. and Skerrett Maritime Co.	93,288	-
	3	Kemp Maritime Co.	47,125	44,275
	4	Achilleas Maritime Corporation et al.	18,414	10,876
	5	Costamare Inc.	20,750	-
	6	Benedict et al.	212,667	171,619
	7	Reddick Shipping Co. and Verandi Shipping Co.	9,000	3,000
	8	Quentin Shipping Co. and Sander Shipping Co.	53,875	48,687
	9	Bastian Shipping Co. et al.	146,400	130,200
	10	Kalamata Shipping Corporation et al.	44,000	39,000
	11	Capetanissa Maritime Corporation et al.	15,417	13,667
	12	NML Loan 2	20,250	18,750
	13	NML Loan 3	7,150	-
	14	NML Loan 4	9,648	3,878
	15	NML Loan 5	3,952	3,457
	16	NML Loan 6	4,574	4,106
	17	NML Loan 7	8,531	-
	18	NML Loan 8	9,792	9,090
	19	NML Loan 9	8,934	7,875
	20	NML Loan 10	-	-
	21	NML Loan 11	-	-
	22	NML Loan 12	5,030	4,590
	23	NML Loan 13	-	-
	24	NML Loan 14	3,545	3,125
	25	NML Loan 15	4,617	-
	26	NML Loan 16	10,917	-
	27	NML Loan 17	-	-
	28	Sykes Maritime Co.	22,323	21,538
	29	NML Loan 18	78,041	40,284
	30	Beardmore Maritime Co. et al.	120,000	116,250
	31	Bertrand Maritime Co. et al.	241,571	234,834
	32	NML Loan 19	10,429	9,693
	33	Walston Shipping Co. et al.	-	38,399
	34	NML Loan 20	-	28,216
	35	Costamare Inc.	-	19,713
	36	NML Loan 21	-	27,316
	37	Plange Shipping Co. et al.	-	112,800
	38	Schofield Maritime Co. et al.	-	-
		Total Term Loans	$1,329,347	$1,258,988
B.		Other financing arrangements	193,632	253,242
		Total long-term debt	$1,522,979	$1,512,230
		Less: Deferred financing costs	(8,141)	(7,808)
		Total long-term debt, net	$1,514,838	$1,504,422
		Less: Long-term debt current portion	(270,754)	(234,165)
		Add: Deferred financing costs, current portion	2,623	2,494
		Total long-term debt, non-current, net	$1,246,707	$1,272,751

A. Term Loans:

1. On March 19, 2021, Ainsley Maritime Co. and Ambrose Maritime Co. entered into a loan agreement with a bank for an amount of $150,000. As of June 30, 2026, the outstanding balance of each tranche of the facility of $46,875 is repayable in 19 equal quarterly installments of $1,339.3, from September 2026 to March 2031 and a balloon payment of $21,428.6 each payable together with the last installment.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

2. On March 24, 2021, Hyde Maritime Co. and Skerrett Maritime Co. entered into a loan agreement with a bank for an amount of $147,000, which was amended on December 20, 2022, resulting in the extension of the repayment period until March 2029. On June 30, 2026, the outstanding balance of the loan of $87,634.6 was fully prepaid.

3. On March 29, 2021, Kemp Maritime Co. entered into a loan agreement with a bank for an amount of $75,000. As of June 30, 2026, the outstanding balance of the loan of $44,275 is repayable in 11 equal quarterly installments of $1,425, from September 2026 to March 2029 and a balloon payment of $28,600 payable together with the last installment.

4. On June 1, 2021, Achilleas Maritime Corporation, Angistri Corporation, Fanakos Maritime Corporation, Fastsailing Maritime Co., Lindner Shipping Co., Miko Shipping Co., Saval Shipping Co., Spedding Shipping Co., Tanera Shipping Co., Timpson Shipping Co. and Wester Shipping Co., entered into a loan agreement with a bank for an amount of up to $158,105. On August 12, 2024, the loan agreement was amended, resulting in the extension of the repayment period until December 2026 for the Refinancing tranche and until March 2027 for Tranches A and B. As of June 30, 2026, the outstanding balance of the Refinancing tranche of $875.5 is repayable in two variable quarterly installments, from September 2026 to December 2026. As of June 30, 2026, the outstanding balance of each of Tranche A and Tranche B of $5,000 is repayable in three variable quarterly installments, from September 2026 to March 2027.

5. On January 26, 2022, the Company entered into a loan agreement with a bank for an amount of up to $85,000. On January 30, 2026, the Company repaid the then outstanding loan balance of $19,000.

6. On May 12, 2022, Benedict Maritime Co., Caravokyra Maritime Corporation, Costachille Maritime Corporation, Navarino Maritime Corporation, Duval Shipping Co., Jodie Shipping Co., Kayley Shipping Co., Madelia Shipping Co., Marina Maritime Corporation, Percy Shipping Co., Plange Shipping Co., Rena Maritime Corporation, Rockwell Shipping Co., Simone Shipping Co., Vernes Shipping Co., Virna Shipping Co. and Uriza Shipping S.A. signed a syndicated loan agreement for an amount of up to $500,000. As of June 30, 2026, the aggregate outstanding balance of $171,619 is repayable in four equal quarterly installments of $20,523.8, September 2026 to June 2027 with an aggregate balloon payment of $89,523.8 that is payable together with the respective last installments.

7. On September 29, 2022, Reddick Shipping Co. and Verandi Shipping Co. signed a loan agreement with a bank for an amount of $46,000, which was amended on April 30, 2024, resulting in the extension of the repayment period until March 2027. As of June 30, 2026, the outstanding balance of $3,000 is repayable in three equal quarterly installments of $1,000, from September 2026 to March 2027.

8. On November 11, 2022, Quentin Shipping Co. and Sander Shipping Co. signed a loan agreement with a bank for an amount of $85,000. As of June 30, 2026, the outstanding balance of each tranche of $24,343.8 is repayable in 18 equal quarterly installments of $1,296.9, from August 2026 to November 2030 and a balloon payment of $1,000 payable together with the last installment.

9. On December 14, 2022, Bastian Shipping Co., Cadence Shipping Co., Adele Shipping Co., Raymond Shipping Co., Terance Shipping Co., Undine Shipping Co., Tatum Shipping Co., Singleton Shipping Co., Evantone Shipping Co. and Fortrose Shipping Co. signed a loan agreement with a bank for an amount of $322,830. As of June 30, 2026, the aggregate outstanding balance of $130,200 is repayable in variable quarterly installments, from September 2026 to December 2029 with an aggregate balloon payment of $16,800 that is payable together with the respective last installment.

10. On April 19, 2023, Alford Shipping Co., Finney Shipping Co., Kalamata Shipping Corporation, Nisbet Shipping Co. and Novara Shipping Co. signed a loan agreement with a bank for an amount of $72,000. As of June 30, 2026, the outstanding balance of $39,000 is repayable in 12 equal quarterly installments of $2,500, from July 2026 to April 2029 and a balloon payment of $9,000 payable together with the last installment.

11. On May 26, 2023, Capetanissa Maritime Corporation and Berg Shipping Co. signed a loan agreement with a bank for an amount of $25,548. As of June 30, 2026, the outstanding balance of $13,667 is repayable in eight equal quarterly installments of $875, from August 2026 to May 2028 and a balloon payment of $6,667 in the aggregate, payable together with the last installment.

12. During the year ended December 31, 2023, four NML subsidiaries entered into a loan agreement to finance four sale and leaseback arrangements that they have entered into. As of June 30, 2026, the outstanding balance of $18,750 is repayable in nine equal quarterly installments of $750, from July 2026 to July 2028 with an aggregate balloon payment of $12,000 that is payable together with the last installment.

13. During the year ended December 31, 2023, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. On May 11, 2026, the then outstanding loan balance of $6,630 was fully repaid.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

14. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. On February 20, 2026, one of the two NML subsidiaries prepaid the then outstanding balance of $5,275. As of June 30, 2026, the outstanding balance of $3,877.5 is repayable in nine equal quarterly installments of $247.5, from September 2026 to October 2028 with an aggregate balloon payment of $1,650 that is payable together with the respective last installment.

15. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of June 30, 2026, the outstanding balance of $3,457 is repayable in eight equal quarterly installments of $247.5, from September 2026 to June 2028 with a balloon payment of $1,477 that is payable together with the respective last installment.

16. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of June 30, 2026, the outstanding balance of $4,106 is repayable in nine equal quarterly installments of $234, from September 2026 to September 2028 with a balloon payment of $2,000 that is payable together with the respective last installment.

17. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. On May 21, 2026, the then outstanding loan balance of $8,269 was fully repaid.

18. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of June 30, 2026, the outstanding balance of $9,090 is repayable in ten equal quarterly installments of $351, from September 2026 to December 2028 with a balloon payment of $5,580 that is payable together with the respective last installment.

19. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of June 30, 2026, the outstanding balance of $7,875 is repayable in nine variable quarterly installments, from September 2026 to September 2028 with a balloon payment of $4,275 that is payable together with the respective last installment.

20. During the year ended December 31, 2024, three NML subsidiaries entered into a loan agreement to finance three sale and leaseback arrangements that they have entered into. On June 17, 2025 and on August 26, 2025 the NML subsidiaries fully prepaid the then outstanding balances of $10,489 and $10,282, respectively.

21. During the year ended December 31, 2024, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. On May 30, 2025 one of the two NML subsidiaries prepaid the then outstanding balance of $7,610. On November 21, 2025, the then outstanding balance of $7,670 was fully repaid.

22. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of June 30, 2026, the outstanding balance of $4,590 is repayable in 12 equal quarterly installments of $220, from July 2026 to April 2029 with a balloon payment of $1,950 that is payable together with the last installment.

23. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. On July 8, 2025, the then outstanding balance of $4,820 was fully repaid.

24. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. As of June 30, 2026, the outstanding balance of $3,125 is repayable in ten equal quarterly installments of $210, from August 2026 to November 2028 with a balloon payment of $1,025 that is payable together with the last installment.

25. During the year ended December 31, 2024, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. On May 21, 2026, the then outstanding loan balance of $4,361 was fully repaid.

26. During the year ended December 31, 2025, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. On February 26, 2026, the then outstanding balance of $10,566 was fully repaid.

27. During the year ended December 31, 2025, one NML subsidiary entered into a loan agreement to finance one sale and leaseback arrangement that it has entered into. On November 14, 2025, the then outstanding balance of $18,795 was fully repaid.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

28. On March 31, 2025, Sykes Maritime Co. entered into a loan agreement with a bank for an amount of up to $23,500 in order to finance the acquisition cost of one vessel under a financing agreement discussed in Note 11(a). On March 31, 2025, the amount of $23,500 was drawn down. As of June 30, 2026, the outstanding balance of $21,537.5 is repayable in 15 equal quarterly installments of $392.5, from September 2026 to March 2030 with a balloon payment of $15,650 that is payable together with the last installment.

29. During the year ended December 31, 2025, seven NML subsidiaries entered into a loan agreement to finance seven sale and leaseback arrangements that they have entered into. During the three-month period ended March 31, 2026, three of the seven NML subsidiaries prepaid the then outstanding balance of $34,983. As of June 30, 2026, the aggregate outstanding balance of $40,284.3 is repayable in 17 variable quarterly installments, from August 2026 to August 2030 with an aggregate balloon payment of $19,431 that is payable together with the respective last installment.

30. On September 4, 2025, Beardmore Maritime Co. and Fairbank Maritime Co. entered into a loan agreement with a bank for an amount of up to $120,000 in order to finance the acquisition cost of the two vessels under the financing arrangements discussed in Note 10.B.2 below. On October 10, 2025, the two companies drew down the amount of $120,000 in two tranches. As of June 30, 2026, the outstanding balance of each tranche of $58,125 is repayable in 18 equal quarterly installments of $937.5, from July 2026 to October 2030 and a balloon payment of $41,250 payable together with the last installment.

31. On September 5, 2025, Bertrand Maritime Co., Schofield Maritime Co., Barkley Shipping Co. and Conley Shipping Co. entered into a loan agreement with a bank for an amount of up to $245,000 in order to finance the acquisition cost of the two vessels under the financing agreement discussed in Note 10.B.1 below, and the acquisition cost of the two vessels under the financing arrangements discussed in Note 10.B.2. On October 9, 2025, Barkley Shipping Co. and Conley Shipping Co. drew down the aggregate amount of $130,000 in two tranches, tranche C and tranche D, and on October 15, 2025, Bertrand Maritime Co. and Schofield Maritime Co. drew down the aggregate amount of $111,571 in two tranches, tranche A and tranche B. As of June 30, 2026, the aggregate balance of tranche A and tranche B of $108,084, is repayable in 18 equal quarterly installments of $1,743.3, from July 2026 to October 2030 and an aggregate balloon payment of $76,704.7 payable together with the last installment. As of June 30, 2026, the aggregate balance of tranche C and tranche D of $126,750, is repayable in 18 equal quarterly installments of $1,625, from July 2026 to October 2030 and an aggregate balloon payment of $97,500 payable together with the last installment.

32. During the year ended December 31, 2025, two NML subsidiaries entered into a loan agreement to finance two sale and leaseback arrangements that they have entered into. As of June 30, 2026, the aggregate outstanding balance of $9,692.5 is repayable in 16 equal quarterly installments of $368.3, from July 2026 to April 2030 with an aggregate balloon payment of $3,800 that is payable together with the last installment.

33. On February 6, 2026, Walston Shipping Co., Lockton Shipping Co., Glasserton Shipping Co., Stewarton Shipping Co., Alton Shipping Co. and Lenton Shipping Co. entered into a loan agreement for an amount up to $209,310 to finance part of the acquisition and construction cost of the six newbuild container vessels discussed in Note 8. The drawdown of the facility will be made in six tranches. As of June 30, 2026, the aggregate amount of $38,399 was drawn, in order to partly finance the first installment of all six vessels and the second installment of two of the six vessels.

34. During the six-month period June 30, 2026, four NML subsidiaries entered into a loan agreement to finance four sale and leaseback arrangements that they have entered into. As of June 30, 2026, the aggregate outstanding balance of $28,216 is repayable in 18 equal quarterly installments of $742, from August 2026 to November 2030 with an aggregate balloon payment of $14,860 that is payable together with the last installment.

35. On February 13, 2026, the Company entered into a loan agreement with a bank for an amount of up to $20,750 in order to provide finance secured on two container vessels. The amount of $20,750 was drawn down in two tranches on February 20, 2026. As of June 30, 2026, the aggregate outstanding balance of $19,712.5 is repayable in 19 equal quarterly installments of $1,037.5 from August 2026 to January 2031.

36. During the six-month period June 30, 2026, four NML subsidiaries entered into a loan agreement to finance four sale and leaseback arrangements that they have entered into. As of June 30, 2026, the aggregate outstanding balance of $27,315.8 is repayable in variable quarterly installments, from August 2026 to May 2030 with an aggregate balloon payment of $7,344 that is payable together with the last installment.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

37. On June 22, 2026, Plange Shipping Co., Simone Shipping Co., Hyde Maritime Co., Skerrett Maritime Co., Uriza Shipping S.A., Singleton Shipping Co. and Tatum Shipping Co. entered into a loan agreement for an amount up to $198,800 in order to refinance the term loan discussed in Note 10.A.2, partly refinance the two term loans discussed in Notes 10.A.6 and 10.A.9 and for general corporate purposes. On June 30, 2026, Hyde Maritime Co. and Skerrett Maritime Co. drew down the amount of $112,800 in order to refinance the loan discussed in Note 10.A.2 and for general corporate purposes. As of June 30, 2026, the aggregate outstanding balance of $112,800 is repayable in 20 equal quarterly installments of $2,820, from September 2026 to June 2031 with an aggregate balloon payment of $56,400 that is payable together with the last installment (Note 21(e)).

38. On June 23, 2026, Schofield Maritime Co., Bertrand Maritime Co., Ainsley Maritime Co., Ambrose Maritime Co., Sander Shipping Co., Quentin Shipping Co., Barkley Shipping Co., Conley Shipping Co. and Kemp Maritime Co. entered into a loan agreement for an amount up to $486,300 in order to refinance the four term loans discussed in Notes 10.A.1, 10.A.3, 10.A.8 and 10.A.31 and for general corporate purposes. No drawdown had occurred as of June 30, 2026 (Note 21(e)).

Each of the term loans discussed above bears interest at Term Secured Overnight Financing Rate (“SOFR”) plus a spread, other than the loans discussed in Notes 10.A.6, 10.A.9, 10.A.11, 10.A.14, 10.A.15, 10.A.16, 10.A.17, 10.A.21, 10.A.22, 10.A.24 and 10.A.25 which bear interest at Daily Non-Cumulative Compounded SOFR plus a spread. The term loans are secured by, inter alia, (a) first-priority mortgages over the financed vessels, (b) first priority assignments of all insurances and earnings of the mortgaged vessels and (c) corporate guarantees of Costamare or its subsidiaries, as the case may be. The loan agreements contain usual ship finance covenants, including restrictions as to changes in management and ownership of the vessels, as to additional indebtedness and as to further mortgaging of vessels, as well as minimum requirements regarding hull Value Maintenance Clauses in the range of 110% to 145%, restrictions on dividend payments if an event of default has occurred and is continuing or would occur as a result of the payment of such dividend and may also require the Company to maintain minimum liquidity, minimum net worth, interest coverage and leverage ratios, as defined.

B. Other Financing Arrangements

1. In August 2018, the Company, through five wholly-owned subsidiaries, entered into five pre and post-delivery financing agreements with a financial institution for the five newbuild containerships. The Company is required to repurchase each underlying vessel at the end of the lease and as such it has assessed that under ASC 606, the advances paid for the vessels under construction are not derecognized and the amounts received are accounted for as financing arrangements. The total financial liability under these financing agreements is repayable in 120 monthly installments beginning upon vessel delivery date including the amount of purchase obligation at the end of the agreements. On October 10, 2025, following the agreement of the loan discussed in Note 10.A.31, Barkley Shipping Co. and Conley Shipping Co. prepaid the then outstanding amount of $126,873 and acquired the vessels YM Triumph and YM Truth. As of June 30, 2026, the aggregate outstanding amount of the financing arrangements of the remaining three vessels is repayable in variable installments from July 2026 to May 2031, including the amount of purchase obligation at the end of each financing agreement. The financing arrangements bear fixed interest and for the six-month period ended June 30, 2025 and 2026, the aggregate interest expense incurred amounted to $6,990 and $4,097, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income. As of June 30, 2026, the aggregate outstanding balance of the financing arrangements above was $187,211.

2. On November 12, 2018, the Company entered into a Share Purchase Agreement with York. Since that date, the financing arrangements that the five ship-owning companies had previously entered into for their vessels are included in the consolidation. On June 17, 2022, following the agreement of the loan discussed in Note 10.A.6, the Company prepaid the then outstanding amount of $77,435 under the respective financing arrangement in order to acquire the vessel Triton. On October 13, 2025, following the agreement of the loan discussed in Note 10.A.30, Beardmore Maritime Co. and Fairbank Maritime Co. prepaid the then outstanding amount under the respective financing arrangements of $112,625 and acquired the vessels Talos and Theseus. On October 16, 2025, following the agreement of the loan discussed in Note 10.A.31, Bertrand Maritime Co. and Schofield Maritime Co. prepaid the then outstanding amount under the respective financing arrangements of $110,837 and acquired the vessels Titan and Taurus. There was no outstanding balance of the financing arrangements as at June 30, 2026. The financing arrangements bore fixed interest and for the six-month period ended June 30, 2025 and 2026, the aggregate interest expense incurred amounted to $4,225 and nil, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of income.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

3. In  March 2026, the Company, through four wholly-owned subsidiaries entered into four pre and post-delivery financing agreements with a financial institution for the four 3,100 TEU newbuild containerships, currently under construction, discussed in Note 8. The Company agreed to sell the newbuild vessels to an affiliate of the financial institution as buyer and to enter into bareboat charters for a period of eight years commencing upon the delivery of each vessel from the builder. The Company has performed an assessment based on provisions of ASC 842 and concluded that it controls the underlying assets that are under construction before the commencement date of the lease. Consequently, as of June 30, 2026, the Company had capitalized $28,419, in the aggregate, representing the installments paid to the yard. No drawdowns had been made by the Company under this arrangement up to June 30, 2026. The Company is required to repurchase each underlying vessel at the end of the lease. These financing agreements, which are denominated in Chinese Yuan,  will be repayable in 32 quarterly installments beginning upon each vessel’s delivery date including the amount of purchase obligation at the end of the agreements.

4. In  April 2026, the Company, through six wholly-owned subsidiaries, entered into six pre- and post-delivery financing agreements for the six 9,200 TEU newbuild containerships, currently under construction, discussed in Note 8. The Company agreed to sell the newbuild vessels to an affiliate of the financial institution as buyer and to enter into bareboat charters for a period of eight years commencing upon the delivery of each vessel from the builder. The Company has performed an assessment based on provisions of ASC 842 and concluded that it controls the underlying assets that are under construction before the commencement date of the lease. Consequently, as of June 30, 2026, the Company had capitalized $131,757, in the aggregate, representing the installments paid to the yard and recognized a corresponding liability of $33,021, in the aggregate, for the drawdowns made under this arrangement, which is included in "Long-term debt, net of current portion and deferred financing costs" in the accompanying 2026 balance sheet. The Company has the option to repurchase each underlying vessel at the end of the lease. These financing agreements, which are denominated in Chinese Yuan, will be repayable in 56 quarterly installments beginning upon each vessel’s delivery date including the amount of purchase option price at the end of the agreements.

5. In  April 2026, the Company, through six wholly-owned subsidiaries, entered into six pre- and post-delivery financing agreements with a financial institution for the six 9,200 TEU newbuild containerships, currently under construction, discussed in Note 8. The Company agreed to sell the newbuild vessels to an affiliate of the financial institution as buyer and to enter into bareboat charters for a period of eight years commencing upon the delivery of each vessel from the builder. The Company has performed an assessment based on provisions of ASC 842 and concluded that it controls the underlying assets that are under construction before the commencement date of the lease. Consequently, as of June 30, 2026, the Company had capitalized $131,724, in the aggregate, representing the installments paid to the yard and recognized a corresponding liability of $33,010, in the aggregate, for the drawdowns made under this arrangement, which is included in "Long-term debt, net of current portion and deferred financing costs" in the accompanying 2026 balance sheet. The Company is required to repurchase each underlying vessel at the end of the lease. These financing agreements, which are denominated in Chinese Yuan, will be repayable in 180 monthly installments beginning upon each vessel’s delivery date including the amount of purchase obligation at the end of the agreements.

As of June 30, 2026, the total undrawn amounts available under the term loans and other financing arrangements discussed in Notes 10.A and 10.B above, amounted to approximately $2.0 billion.

C. Annual Repayments of total long-term debt

The annual repayments under the Term Loans and Other Financing Arrangements after June 30, 2026, are in the aggregate as follows:

12-month period ending June 30	Amount
2027	$234,165
2028	156,639
2029	182,484
2030	145,009
2031	470,829
2032 and thereafter	323,104
Total	$1,512,230

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as of December 31, 2025 and as of June 30, 2026 (excluding Other Financing Arrangements discussed in Notes 10.B.3, 10.B.4 and 10.B.5), was in the range 2.99% - 5.88% and 3.14% - 5.80%, respectively. The weighted average interest rate of Costamare’s Term Loans and Other Financing Arrangements (inclusive of fixed rate Term Loans and the related cost of derivatives) as of December 31, 2025 and as of June 30, 2026 (excluding Other Financing Arrangements discussed in Notes 10.B.3, 10.B.4 and 10.B.5), was 4.8% and 4.7%, respectively. The Other Financing Arrangements discussed in Notes 10.B.3, 10.B.4 and 10.B.5, which are denominated in Chinese Yuan, bear interest at a fixed rate. As of June 30, 2026, the interest rates under these arrangements ranged between 3.21% - 3.50%, while the weighted average interest rate was 3.35%.

Total interest expense incurred on long-term debt including the effect of the hedging interest rate swaps / caps (discussed in Notes 16 and 18) and capitalized interest for the six-month periods ended June 30, 2025 and 2026, amounted to $40,611 and $34,279, respectively. Of the above amounts, $40,611 and $32,287, are included in Interest and finance costs in the accompanying consolidated statements of income for the six-month periods ended June 30, 2025 and 2026, respectively, whereas in 2026 an amount of $1,992 is capitalized and included in Vessels and Advances, net in the consolidated balance sheet as of June 30, 2026.

D. Financing Costs

The amounts of financing costs included in the loan balances and finance arrangements are as follows:

Balance, January 1, 2026	$8,141
Additions	1,373
Amortization and write-off	(1,706)
Balance, June 30, 2026	$7,808
Less: Current portion of financing costs	(2,494)
Financing costs, non-current portion	$5,314

Financing costs represent legal fees and fees paid to the lenders for the arrangement of the Company’s financing. The amortization and write-off of loan financing costs is included in Interest and finance costs in the accompanying consolidated statements of income (Note 16).

11. Right-of-Use Assets, Finance Lease Liabilities, Investment in leaseback vessels and Net investment in Sales-type leases:

(a) Right-of-Use Assets and Finance Lease Liabilities:

On May 12, 2023, the Company entered into a Share Purchase Agreement with York and assumed the related finance lease liability with reference to the sale and leaseback agreement dated December 15, 2015. On the acquisition date, the Company accounted for the arrangement as a finance lease and recognized the finance lease liability amounting to $28,064, making use of an incremental borrowing rate of 6.04%. On April 16, 2025, the then outstanding balance of the finance lease liability was fully repaid through the term loan discussed in Note 10.A.28 and the vessel Polar Brasil was repurchased and recorded under Vessels and Advances, net in the accompanying consolidated balance sheets (Note 8).

The depreciation with respect to the right-of-use assets under finance lease, charged during the six-month period ended June 30, 2025, amounted to $401 and is included in Depreciation in the accompanying 2025 consolidated statement of income. As of both June 30, 2026 and December 31, 2025 and, the carrying value of the right-of-use assets under finance lease amounted to nil.

Total interest expense incurred on finance leases, for the six-month periods ended June 30, 2025 and 2026, amounted to $421 and nil, respectively, and are included in Interest and finance costs in the accompanying consolidated statements of income.

The total finance lease liabilities as of December 31, 2025 and June 30, 2026, amounted to nil and nil, respectively.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(b) Investments in leaseback vessels:

i.	At the time that the Company obtained control in NML (Note 1), NML subsidiaries had the following vessels under sale and leaseback arrangements:

One dry bulk vessel that was originally acquired in December 2022 by a wholly-owned subsidiary of NML and leased back under bareboat charter to the seller for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. At March 30, 2023, the date the Company obtained control over NML, the Company assessed that the arrangement constituted a failed sale and recognized loan receivable of $6,515. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $4,486 and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

ii.	Subsequent to the NML acquisition (Note 1), NML acquired the following vessels under sale and lease back arrangements:

1. In April 2023, NML acquired one dry bulk vessel for $12,250, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the six-month period ended June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

2. In May 2023, NML acquired one dry bulk vessel for $10,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the six-month period ended June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

3. In June 2023, NML acquired one dry bulk vessel for $9,350, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $5,722, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

4. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $6,944, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

5. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $6,944, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

6. In July 2023, NML acquired one tanker vessel for $10,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $6,944, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

7. In September 2023, NML acquired one dry bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $6,099, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

8. In September 2023, NML acquired a multipurpose offshore vessel for $14,400, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $8,575, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

9. In October 2023, NML acquired one dry bulk vessel for $8,500, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $6,086, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

10. In November 2023, NML acquired one dry bulk vessel for $8,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $5,782, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

11. In December 2023, NML acquired one dry bulk vessel for $6,485, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the six-month period ended June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

12. In December 2023, NML acquired one dry bulk vessel for $14,000, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $10,054, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

13. In February 2024, NML acquired one dry bulk vessel for $6,325, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the six-month period ended June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

14. In February 2024, NML acquired one dry bulk vessel for $14,600, and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the six-month period ended June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

15. In April 2024, NML acquired one dry bulk vessel for $8,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $6,560, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

16. In July 2024, NML acquired an offshore support vessel for $16,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $12,413, net of loan origination fees, and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

17. In August 2024, NML acquired one dry bulk vessel for $6,413 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the six-month period ended June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

18. In November 2024, NML acquired an offshore support vessel for $10,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear fixed interest. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $6,975, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

19. In April 2025, NML acquired an offshore support vessel for $9,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $7,336, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

20. In April 2025, NML acquired a dry bulk vessel for $6,920 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $5,821, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

21. In May 2025, NML acquired a dry bulk vessel for $6,825 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $5,692, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

22. In May 2025, NML acquired an offshore support vessel for $9,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $7,477, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

23. In June 2025, NML acquired an offshore support vessel for $15,300 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the six-month period ended June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

24. In June 2025, NML acquired an offshore support vessel for $15,300 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $13,989, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

25. In June 2025, NML acquired an offshore support vessel for $13,700 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the six-month period ended June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

26. In June 2025, NML acquired an offshore support vessel for $13,700 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the six-month period ended June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

27. In June 2025, NML acquired an offshore support vessel for $13,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $11,937, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

28. In June 2025, NML acquired an offshore support vessel for $13,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $11,946, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

29. In June 2025, NML acquired an offshore support vessel for $5,490 and leased the vessel back to the seller under bareboat charter for a period of 3.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $3,631, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

30. In June 2025, NML acquired an offshore support vessel for $7,420 and leased the vessel back to the seller under bareboat charter for a period of 3.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $4,025, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

31. In June 2025, NML acquired an offshore support vessel for $9,774 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $6,189, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

32. In July 2025, NML acquired an offshore support vessel for $10,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $8,066, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

33. In July 2025, NML acquired an offshore support vessel for $17,257 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. In June 2026 the seller-lessee entered into a new lease with NML for $23,000 for a period of 5.0 years and prepaid the then outstanding balance. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $22,915, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

34. In August 2025, NML acquired a dry bulk vessel for $6,600 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $5,922, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

35. In September 2025, NML acquired a dry bulk vessel for $8,750 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $7,999, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

36. In September 2025, NML acquired a dry bulk vessel for $9,375 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $8,613, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

37. In September 2025, NML acquired a dry bulk vessel for $10,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $9,226, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

38. In October 2025, NML acquired a dry bulk vessel for $9,375 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $8,679, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

39. In November 2025, NML acquired a dry bulk vessel for $10,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $9,398, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

40. In December 2025, NML acquired a container vessel for $8,335 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $7,562, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

41. In December 2025, NML acquired a dry bulk vessel for $6,330 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. During the six-month period ended June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was fully received and the vessel was repurchased by the lessee.

42. In January 2026, NML acquired a container vessel for $8,335 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $7,661, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

43. In March 2026, NML acquired a container vessel for $8,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $7,523, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

44. In March 2026, NML acquired a newbuilt Ro/Ro vessel for $55,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The quarterly payments under the bareboat charter agreement bear interest at SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $52,618, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

45. In April 2026, NML acquired a dry bulk vessel for $9,100 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $8,742, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

46. In November 2024, NML agreed to acquire an offshore supply vessel, currently under construction, for $31,000 and to lease the vessel back to the seller under bareboat charter for a period of 5.0 years commencing upon the delivery of the vessel to the seller-lessee from the builder (Note 4(h)). The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company has performed an assessment based on the provisions of ASC 842 and concluded that it does not control the underlying vessel that is under construction before the commencement date of the bareboat charter. Consequently, as of June 30, 2026, the Company has recognized financial asset amounting to $1,320, which is included in Investment in leaseback vessels in the accompanying balance sheets.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

47. In November 2024, NML agreed to acquire an offshore supply vessel, currently under construction, for $31,000 and to lease the vessel back to the seller under bareboat charter for a period of 5.0 years commencing upon the delivery of the vessel to the seller-lessee from the builder (Note 4(h)). The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company has performed an assessment based on the provisions of ASC 842 and concluded that it does not control the underlying vessel that is under construction before the commencement date of the bareboat charter. Consequently, as of June 30, 2026, the Company has recognized financial asset amounting to $1,320, which is included in Investment in leaseback vessels in the accompanying balance sheets.

48. In November 2024, NML agreed to acquire an offshore supply vessel, currently under construction, for $31,000 and to lease the vessel back to the seller under bareboat charter for a period of 5.0 years commencing upon the delivery of the vessel to the seller-lessee from the builder (Note 4(h)). The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company has performed an assessment based on the provisions of ASC 842 and concluded that it does not control the underlying vessel that is under construction before the commencement date of the bareboat charter. Consequently, as of June 30, 2026, the Company has recognized financial asset amounting to $1,320, which is included in Investment in leaseback vessels in the accompanying balance sheets.

49. In June 2026, NML agreed to acquire an offshore support vessel for $10,950 and to lease the vessel back to the seller under bareboat charter for a period of 5.0 years. The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. The Company assessed that the arrangement constituted a failed sale and accounted for the purchase price that will be paid as loan receivable. As of June 30, 2026, the outstanding loan receivable balance under the bareboat agreement was $10,811, net of loan origination fees and is included in Investments in leaseback vessels in the accompanying consolidated balance sheets.

(c) Net investment in Sales-type leases: In April and May 2023, the container vessels Vela and Vulpecula, respectively, commenced variable rate time charters. The time charters were classified as Sales-type leases.

The balance of the Net investment in sales-type lease reflected in the accompanying balance sheet is analyzed as follows:

	December 31, 2025	June 30, 2026
Lease receivable	$4,447	$3,891
Unguaranteed residual value	2,286	4,208
Net investment in sales-type lease vessels	$6,733	$8,099

During the six-month periods ended June 30, 2025 and 2026, the interest income relating to the net investment in sales-type leases amounted to $7,454 and $4,530, respectively, and is included in Voyage revenue in the accompanying consolidated statements of income. The following table presents a maturity analysis of the lease payments on sales-type leases to be received over the next three years and thereafter, as well as a reconciliation of the undiscounted cash flows to the net investment in the lease receivables recognized in the consolidated balance sheet at June 30, 2026.

12-month period ending June 30,	Amount
2027	$5,606
2028	4,567
Total undiscounted cash flows	$10,173
Present value of lease payments*	$3,891

*The difference between the present value of the lease payments and the net investment in the lease balance in the balance sheet is due to the vessels unguaranteed residual value, which is included in the net investment in the lease balance but is not included in the future lease payments.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

12. Accrued Charter Revenue, Current and Non-Current, Unearned Revenue, Current and Non-Current and Time Charter Assumed, Current and Non-Current:

(a) Accrued Charter Revenue, Current and Non-Current: The amounts presented as current and non-current accrued charter revenue in the accompanying consolidated balance sheets as of December 31, 2025 and June 30, 2026, reflect revenue earned, but not collected, resulting from charter agreements providing for varying annual charter rates over their terms, which were accounted for on a straight-line basis at their average rates.

As of December 31, 2025, the net accrued charter revenue, totaling ($19,338), comprises of $5,576 separately reflected in Current assets, $3,672 separately reflected in Non-current assets and ($28,586) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2025 balance sheet. As of June 30, 2026, the net accrued charter revenue, totaling ($19,000), comprises of $5,975 separately reflected in Current assets, $3,999 separately reflected in Non-current assets and ($28,974) (discussed in (b) below) included in Unearned revenue in current and non-current liabilities in the accompanying consolidated 2026 balance sheet.

The maturities of the net accrued charter revenue as of June 30 of each 12-month period presented below are as follows:

12-month period ending June 30,	Amount
2027	$(8,723)
2028	(7,145)
2029	(3,070)
2030	(62)
Total	$(19,000)

(b) Unearned Revenue, Current and Non-Current: The amounts presented as current and non-current unearned revenue in the accompanying consolidated balance sheets as of December 31, 2025 and as of June 30, 2026, reflect: (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) any unearned revenue resulting from charter agreements providing for varying annual charter rates over their term, which were accounted for on a straight-line basis at their average rate, (c) the unamortized balance of the Time charter assumed liability associated with the acquisition of Polar Brasil discussed in Note 11(a), with charter party assumed at value below its fair market value at the date of delivery of the vessel and (d) the unamortized deferred rent pursuant to the acquisition of Maersk Puelo discussed in Note 8. During the six-month period ended June 30, 2026, the amortization of the liability amounted to $6,545 ($64 for the six-month period ended June 30, 2025) and is included in Voyage revenue in the accompanying consolidated statement of income.

	December 31, 2025	June 30, 2026
Hires collected in advance	$10,276	$14,137
Charter revenue resulting from varying charter rates	33,134	37,921
Unamortized deferred rent	42,378	35,833
Total	$85,788	$87,891
Less current portion	(42,627)	(50,980)
Non-current portion	$43,161	$36,911

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

13. Commitments and Contingencies

(a) Time charters: As of June 30, 2026, future minimum contractual time charter revenues assuming 365 revenue days per annum per vessel and the earliest redelivery dates possible, based on vessels’ committed, non-cancellable, time charter contracts, are as follows:

12-month period ending June 30,	Amount
2027	$776,368
2028	803,171
2029	663,946
2030	577,058
2031	415,057
2032 and thereafter	3,030,045
Total	$6,265,645

These arrangements, as at June 30, 2026, have remaining terms of up to 224 months.

(b) Capital Commitments: Capital commitments of the Company as of June 30, 2026, were $1.8 billion, in the aggregate, relating to (i) the 22 newbuild vessels under construction (Note 8), (ii) the remaining balance for the acquisition of the two secondhand container vessels discussed in Note 8, (iii) the acquisition of eight platform supply vessels through NML under sale and leaseback transactions under which the vessels will be chartered back to the sellers under bareboat charter agreements (Note 4(h)) and (iv) the acquisition of two vessels through NML under a sale and leaseback transaction, subject to final documentation, under which the vessels will be chartered back to the sellers under bareboat charter agreements. The annual payments of such capital commitments after June 30, 2026, are in the aggregate as follows:

12-month period ending June 30,	Amount (in billions of U.S. dollars)
2027	$0.4
2028	0.5
2029	0.6
2030	0.3
Total	$1.8

(c) Other: Various claims, suits, and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents or suppliers relating to the Company’s vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company is covered for liabilities associated with the vessels’ operations up to the customary limits provided by the Protection and Indemnity (“P&I”) Clubs, members of the International Group of P&I Clubs.

As previously disclosed, eight of the Company’s subsidiaries have been involved in arbitration concerning the termination of certain shipbuilding contracts. The Company has provided bank letters of guarantee as security for the legal fees of a counterparty in connection with the claims as to which the counterparty has prevailed on the merits. The Company remains engaged in arbitration and settlement discussions.

Currently, other than the above, management is not aware of any as aforementioned claims not covered by insurance or of any contingent liabilities, which should be disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

14. Stockholders’ equity:

(a) Common Stock: During each of the six-month periods ended June 30, 2026 and 2025, the Company issued 299,200 shares at par value of $0.0001 to Costamare Services pursuant to the Services Agreement (Note 4). The fair value of such shares was calculated based on the closing trading price at the date of issuance. There were no share-based payment awards outstanding during the six-month period ended June 30, 2026.

On July 6, 2016, the Company implemented the Plan, which offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in the Company’s common stock. Participation in the Plan is optional, and shareholders who decide not to participate in the Plan will continue to receive cash dividends, as declared and paid in the usual manner. During the year ended December 31, 2025, the Company issued 31,096 shares at par value of $0.0001 to its common stockholders, at an average price of $10.5340 per share. During the six-month period ended June 30, 2026, the Company issued 9,478 shares at par value of $0.0001 to its common stockholders, at an average price of $15.8722 per share.

On November 30, 2021, the Company approved a share repurchase program for up to a maximum of $150,000 of its common shares (of which $29,905 remains available) and up to $150,000 of its preferred shares. The timing of repurchases and the exact number of shares to be purchased will be determined by the Company’s management, in its discretion. During the six-month period ended June 30, 2026, no common shares were repurchased under the share repurchase program.

As of June 30, 2026, the aggregate issued share capital was 131,897,117 common shares at par value of $0.0001 of which 120,892,607 common shares were outstanding.

(b) Preferred shares: On October 15, 2025, the Company entered into a Stock Subscription Agreement with its Chairman and Chief Executive Officer, Konstantinos Konstantakopoulos, pursuant to which Konstantinos Konstantakopoulos purchased 1,200 shares of Series F Preferred Stock (the “Series F Preferred Stock”), par value $0.0001 per share, for an aggregate purchase price of $1.2. The Series F Preferred Stock do not have any dividend or distribution rights. Each Series F Preferred Stock entitles its holder to 50,000 votes on all matters submitted to a vote of the shareholders. All shares of Series F Preferred Stock are subject to redemption by the Company at any time for a redemption price equal to $1 per share.

(c) Dividends declared and / or paid: During the six-month period ended June 30, 2025, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,715 in cash and issued 7,056 shares pursuant to the Plan for the fourth quarter of 2024 and (ii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,734 in cash and issued 8,635 shares pursuant to the Plan for the first quarter of 2025. During the six-month period ended June 30, 2026, the Company declared and paid to its common stockholders (i) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,789 in cash and issued 4,830 shares pursuant to the Plan for the fourth quarter of 2025 and (ii) $0.115 per common share and, after accounting for shareholders participating in the Plan, the Company paid $13,813 in cash and issued 4,648 shares pursuant to the Plan for the first quarter of 2026.

During the six-month period ended June 30, 2025, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2024 to January 14, 2025 and (ii) $939, or $0.476563 per share for the period from January 15, 2025 to April 14, 2025. During the six-month period ended June 30, 2026, the Company declared and paid to its holders of Series B Preferred Stock (i) $939, or $0.476563 per share for the period from October 15, 2025 to January 14, 2026 and (ii) $939, or $0.476563 per share for the period from January 15, 2026 to April 14, 2026.

During the six-month period ended June 30, 2025, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2024 to January 14, 2025 and (ii) $2,111, or $0.531250 per share for the period from January 15, 2025 to April 14, 2025. During the six-month period ended June 30, 2026, the Company declared and paid to its holders of Series C Preferred Stock (i) $2,111, or $0.531250 per share for the period from October 15, 2025 to January 14, 2026 and (ii) $2,111, or $0.531250 per share for the period from January 15, 2026 to April 14, 2026.

During the six-month period ended June 30, 2025, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2024 to January 14, 2025 and (ii) $2,180, or $0.546875 per share for the period from January 15, 2025 to April 14, 2025. During the six-month period ended June 30, 2026, the Company declared and paid to its holders of Series D Preferred Stock (i) $2,180, or $0.546875 per share for the period from October 15, 2025 to January 14, 2026 and (ii) $2,180, or $0.546875 per share for the period from January 15, 2026 to April 14, 2026.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the year ended December 31, 2025, in connection with the Spin-Off, the Company distributed to its common stockholders as of the record date, April 29, 2025, a dividend in kind at the rate of one common share of Costamare Bulkers for every five shares of common stock of the Company held by each shareholder (24,022,218 common shares of Costamare Bulkers in the aggregate) (Note 1).

15. Earnings per share

All common shares issued are Costamare common stock and have equal rights to vote and participate in dividends. Profit or loss attributable to common equity holders is adjusted by the contractual amount of dividends on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock that should be paid for the period. Dividends paid or accrued on Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock during each of the six-month periods ended June 30, 2025 and 2026, amounted to $10,402 and $10,402, respectively.

	For the six-month period ended June 30,
	2025	2026
Net income from continuing operations	$218,046	$165,801
Net loss from discontinued operations	(27,547)	-
Net income	190,499	165,801
Less: Net income attributable to non-controlling interest in subsidiaries, continuing operations	(1,890)	(2,752)
Add: Net loss attributable to non-controlling interest in subsidiaries, discontinued operations	213	-
Net income attributable to Costamare Inc.	188,822	163,049
Less: paid and accrued earnings allocated to Preferred Stock	(10,402)	(10,402)
Net income available to common stockholders	$178,420	$152,647
Weighted average number of common shares, basic and diluted	120,039,623	120,666,982
Earnings per common share, basic and diluted, continuing operations	$1.71	$1.27
Losses per common share, basic and diluted, discontinued operations	(0.23)	-
Earnings per common share, basic and diluted	$1.49	$1.27

16. Interest and Finance Costs:

The Interest and finance costs in the accompanying consolidated statements of income are as follows:

	For the six-month period ended June 30,
	2025	2026
Interest expense	$46,125	$37,410
Interest capitalized	-	(1,992)
Derivatives’ effect	(5,093)	(3,131)
Amortization and write-off of financing costs	1,943	1,706
Amortization of excluded component related to cash flow hedges	2,029	2,012
Bank charges and other financing costs	206	504
Total	$45,210	$36,509

17. Taxes:

Under the laws of the countries of incorporation of the vessel-owning companies and/or of the countries of registration of the vessels, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

The subsidiaries of the Company with vessels that have called on the United States during the relevant year of operation are obliged to file tax returns with the Internal Revenue Service. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. Management believes that, based on current legislation, the relevant companies are entitled to an exemption under Section 883 of the Internal Revenue Code of 1986, as amended. Subsidiaries of the Company may also be subject to tax in certain jurisdictions with respect to the relevant shipping income from vessels that trade to such jurisdictions unless an exception applies under the relevant Double Taxation Agreement.

18. Derivatives:

(a) Interest rate swaps and interest rate caps that meet the criteria for hedge accounting: The Company manages its exposure to floating interest rates and foreign currencies by entering into interest rate swaps and interest rate caps agreements with varying start and maturity dates.

The interest rate swaps are designed to hedge the variability of interest cash flows arising from floating rate debt, attributable to movements in three-month SOFR. According to the Company’s Risk Management Accounting Policy, after putting in place the formal documentation at the inception of the hedging relationship, as required by ASC 815, these interest rate derivatives instruments qualified for hedge accounting. The change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Accumulated Other Comprehensive Income” and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings and is presented in Interest and finance costs. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in Gain / (Loss) on derivative instruments, net.

During the six-month period ended June 30, 2026, pursuant to the prepayment of the loan discussed in Note 10.A.2, the Company terminated one interest rate swap agreement and recorded a gain of $983 which is included in Gain / (loss) on derivative instruments, net in the accompanying 2026 consolidated statement of income. During the year ended December 31, 2025, pursuant to the prepayment of the loan discussed in Note 10.A.20, one NML subsidiary terminated one interest rate swap agreement.

As of December 31, 2025 and June 30, 2026, the Company had interest rate swap agreements and interest rate cap agreements with an outstanding notional amount of $631,755 and $496,407, respectively. The fair value of these derivatives outstanding as of December 31, 2025 and June 30, 2026 amounted to a net asset of $14,071 and a asset of $15,564, respectively, and these are included in the accompanying consolidated balance sheets. The maturity of these derivatives range between June 2027 and March 2031.

The estimated net amount that is expected to be reclassified within the next 12 months from Accumulated Other Comprehensive Income / (Loss) to earnings in respect of the settlements on interest rate swap and interest rate cap amounts to $6,139.

(b) Cross currency swaps that do not meet the criteria for hedge accounting: On November 21, 2025, two cross-currency swaps matured. As of December 31, 2025 and June 30, 2026, there are no outstanding cross currency swaps that do not meet the criteria for hedging accounting.

(c) Foreign currency agreements, FX option zero cost collar and Foreign currency options: As of June 30, 2026, the Company holds six Euro/U.S. dollar forward agreements totaling $7,049 at an average forward rate of Euro/U.S. dollar 1.1749, expiring in monthly intervals up to December 2026. Furthermore, the Company holds six Euro/U.S. dollar foreign currency options totaling $10,575 at an average call rate of Euro/U.S. dollar 1.1750, expiring in monthly intervals up to December 2026.

As of December 31, 2025, the Company held 12 Euro/U.S. dollar forward agreements totaling $14,099 at an average forward rate of Euro/U.S. dollar 1.1749, expiring in monthly intervals up to December 2026. Furthermore, the Company entered into 12 Euro/U.S. dollar foreign currency options totaling $21,150 at an average call rate of Euro/U.S. dollar 1.1750, expiring in monthly intervals up to December 2026.

The total change of forward contracts and foreign currency options fair value for the six-month period ended June 30, 2026, was an aggregate loss of $657 (a gain of $3,060 for the six-month period ended June 30, 2025) and is included in Gain / (loss) on derivative instruments, net in the accompanying consolidated statements of income. The fair value of the forward contracts as at December 31, 2025 and June 30, 2026, amounted to an asset of $110 and a liability of $185, respectively. The fair value of the foreign currency options as at December 31, 2025 and June 30, 2026, was an asset of $393 and an asset of $31, respectively.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

During the six-month period ended June 30, 2025, the Company entered into an FX option zero cost collar agreement to manage its exposure to fluctuations of foreign currencies risks. The total change of the FX option zero cost collar contract fair value for the six-month period ended June 30, 2025, was a loss of $2,994 and is included in Gain / (loss) on derivative instruments, net in the accompanying 2025 consolidated statement of income. On November 21, 2025, the agreement matured.

The Effect of Derivative Instruments for the six-month periods ended
June 30, 2025 and 2026
Derivatives in ASC 815 Cash Flow Hedging Relationships
	Amount of Gain / (Loss) Recognized in Total OCI on Derivative
	2025	2026
Interest rate swaps and cross-currency swaps	$(1,584)	$3,777
Interest rate caps (included component)	(933)	1,578
Interest rate caps (excluded component) (1)	(4,422)	(627)
Reclassification to Interest and finance costs	(5,093)	(3,131)
Reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs	2,029	2,012
Amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to Depreciation	31	31
Total	$(9,972)	$3,640

(1)	Excluded component represents interest rate caps instruments time value.

Derivatives Not Designated as Hedging Instruments under ASC 815
	Location of Gain / (Loss) Recognized in Gain / (Loss) on derivative instruments, net	Amount of Gain / (Loss) Recognized in Gain / (Loss) on derivative instruments, net
		2025	2026
Cross-currency swaps	Gain / (loss) on derivative instruments, net	$13,702	$-
Interest rate swaps	Gain / (loss) on derivative instruments, net	-	983
FX option zero cost collar	Gain / (loss) on derivative instruments, net	(2,995)	-
Foreign currency options	Gain / (loss) on derivative instruments, net	-	(362)
Forward currency contracts	Gain / (loss) on derivative instruments, net	3,060	(295)
Total		$13,767	$326

19. Financial Instruments:

(a) Interest rate risk: The Company’s interest rates and loan repayment terms are described in Note 10.

(b) Concentration of credit risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, net (included in current and non-current assets), short-term investments, net investment in sales type leases, investment in leaseback vessels (Note 11 (b)) and derivative contracts (interest rate swaps, interest rate caps, foreign currency contracts and foreign currency options). The Company places its cash and cash equivalents, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by the counterparties to its derivative instruments; however, the Company seeks to limit its exposure by diversifying among counterparties with high credit ratings. The Company also seeks to limit its credit risk from accounts receivable and receivables from sales type leases by performing ongoing credit evaluations of its customers’ financial condition. The Company receives charter hires in advance and thus, generally, does not require collateral for its accounts receivable. For investments in leaseback vessels the Company is exposed to a limited degree of credit risk since through this type of arrangements the receivable amounts are secured by the legal ownership on each of the vessels acquired. Credit risk in leaseback vessels is managed through setting receivable amounts appropriate for each vessel based on information obtained from the vessel’s third-party independent valuations and the counterparties’ lending history. In addition, the Company follows standardized established policies which include monitoring of the counterparties’ financial performance, debt covenants (including vessels values), and shipping industry trends.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(c) Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of short-term investments and accounts payable, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates and investment in leaseback vessels with variable interest rates approximates the recorded values, generally due to their variable interest rates. The fair value of other financing arrangements with fixed interest rates discussed in Note 10.B, the fair value of investment in leaseback vessels with fixed interest rate discussed in Notes 11(b)(ii)(8), 11(b)(ii)(16) and 11(b)(ii)(18), the fair value of the interest rate swap agreements, the interest rate cap agreements, the foreign currency agreements and the foreign currency options, discussed in Note 18 are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from publicly available market data and in case there is no such data available, interest rates, yield curves and other items that allow value to be determined.

The fair value of other financing arrangements with fixed interest rates discussed in Note 10.B determined through Level 2 of the fair value hierarchy as of June 30, 2026, amounted to $167,803 in the aggregate ($174,769 in the aggregate at December 31, 2025). The fair value of the term loan with fixed interest rates discussed in Note 10.A.2, determined through Level 2 of the fair value hierarchy as of June 30, 2026, amounted to nil ($91,174 at December 31, 2025). The fair value of investment in leaseback vessels with fixed rate discussed in Notes 11(b)(ii)(8), 11(b)(ii)(16) and 11(b)(ii)(18) determined through Level 2 of the fair value hierarchy as of June 30, 2026, amounted to $28,584 ($31,884 at December 31, 2025). The fair value of the Company’s other financing arrangements (Note 10.B) and investment in leaseback vessels discussed in Notes 11(b)(ii)(8), 11(b)(ii)(16) and 11(b)(ii)(18), are estimated based on the future swap curves currently available and remaining maturities as well as taking into account the Company’s creditworthiness.

The fair value of the interest rate swap agreements and interest rate cap agreements discussed in Note 18(a) equates to the amount that would be paid or received by the Company to cancel the agreements. As at December 31, 2025 and June 30, 2026, the fair value of these derivative instruments in aggregate amounted to a net asset of $14,071 and an asset of $15,564, respectively.

The fair value of the forward currency contracts and the foreign currency options discussed in Note 18(c) determined through Level 2 of the fair value hierarchy as at December 31, 2025 and June 30, 2026, amounted to an asset of $503 and a net liability of $154, respectively.

The following tables summarize the hierarchy for determining and disclosing the fair value of assets and liabilities by valuation technique on a recurring basis as of the valuation date:

	December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts - asset position	$110	$-	$110	$-
Foreign currency options - asset position	393	-	393	-
Interest rate swaps - asset position	11,516	-	11,516	-
Interest rate swaps - liability position	(69)	-	(69)	-
Interest rate caps - asset position	2,624	-	2,624	-
Total	$14,574	$-	$14,574	$-

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

	June 30, 2026	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Forward currency contracts - liability position	$(185)	$-	$(185)	$-
Foreign currency options - asset position	31	-	31	-
Interest rate swaps - asset position	11,989	-	11,989	-
Interest rate caps - asset position	3,575	-	3,575	-
Total	$15,410	$-	$15,410	$-

20. Comprehensive Income:

During the six-month period ended June 30, 2025, Other comprehensive loss amounted to $9,972 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (loss of $6,837), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $5,093), (ii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $2,029) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($31). An amount of ($102) included in Other Comprehensive loss is attributable to the non-controlling interest.

During the six-month period ended June 30, 2026, Other comprehensive income amounted to $3,640 relating to (i) the change of the fair value of derivatives that qualify for hedge accounting (gain of $4,694), plus the settlements to net income of derivatives that qualify for hedge accounting (loss of $3,131), (ii) reclassification of amount excluded from the interest rate caps assessment of hedge effectiveness based on an amortization approach to Interest and finance costs (gain of $2,012) and (iii) the amounts reclassified from Net settlements on interest rate swaps qualifying for hedge accounting to depreciation ($31). An amount of $34 included in Other Comprehensive income is attributable to the non-controlling interest.

21. Subsequent Events:

(a)

Declaration and payment of dividends (common stock): On July 1, 2026, the Company declared a dividend of $0.125 per share on the common stock, which was paid on August 6, 2026, to holders of record of common stock as of July 21, 2026.

(b)

Declaration and payment of dividends (preferred stock Series B, Series C and Series D): On July 1, 2026, the Company declared a dividend of $0.476563 per share on the Series B Preferred Stock, $0.531250 per share on the Series C Preferred Stock and $0.546875 per share on the Series D Preferred Stock, which were all paid on July 15, 2026 to holders of record as of July 14, 2026.

(c)

Investment in leaseback vessels: (i) In July 2026, NML acquired two dry bulk vessels for $34,500 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years (Note 13.b(iii)). The seller-lessee has the obligation to purchase the vessel at the end of the lease term and the right to purchase it prior to the end of this period at a pre-agreed price. The monthly payments under the bareboat charter agreement bear interest at Daily Non-Cumulative Compounded SOFR plus a margin. (ii) In August 2026, NML acquired a tanker vessel for $30,000 and leased the vessel back to the seller under bareboat charter for a period of 5.0 years. (iii) In July 2026, the then outstanding balance of $4,370, relating to the loan discussed in Note 10.A.22, was fully repaid. Additionally, in July 2026, the vessel discussed in Note 11(b)(ii)15, was sold back to its lessee under the bareboat charter agreement in place and the outstanding lease amount of $6,628 was fully collected. (iv) In August 2026, three NML subsidiaries entered into a loan agreement to partly finance the sale and leaseback arrangements discussed in Notes 11.(b)(ii)40, 11.(b)(ii)42 and 11.(b)(ii)43 and drew down the amount $19,840, in the aggregate.

COSTAMARE INC.
Notes to Unaudited Consolidated Financial Statements
June 30, 2025 and 2026
(Expressed in thousands of U.S. dollars, except share and per share data, unless otherwise stated)

(d)

New loan agreements: On July 7, 2026, Beardmore Maritime Co., Fairbank Maritime Co., Sykes Maritime Co., Costachille Maritime Corporation and Marina Maritime Corporation entered into a loan agreement with a bank to borrow up to $234,930 in order to partly refinance the term loan discussed in Note 10.A.6 and refinance the two loans discussed in Notes 10.A.28 and 10.A.30. On July 8, 2026 and July 30, 2026, an aggregate amount of $234,538 was drawn under the facility and used to partially prepay the loan discussed in Note 10.A.6 and to prepay the loans discussed in Notes 10.A.28 and 10.A.30.

(e)

Loan drawdowns: (i) On July 10, 2026 and July 15, 2026, an aggregate amount of $486,300 was drawn under the loan discussed in Note 10.A.38 and used to prepay in full the loans discussed in Notes 10.A.1, 10.A.3, 10.A.8 and 10.A.31. (ii) On July 13, 2026, an aggregate amount of $86,000 was drawn under the loan discussed in Note 10.A.37 in order to partially prepay the loans discussed in Notes 10.A.6 and 10.A.9.